

16013874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 02 2016

Washington DC
403

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SEC FILE NUMBER
8- 38700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT PLACEMENT GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Tenth Avenue , 11th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha E Soto Aceves (619)326-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martha E Soto Aceves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on this 29th day of February, 2016 by Martha Soto proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

CEO.
Title

Notary Public


SARA ELIZABETH MORA
Commission # 2006818
Notary Public - California
San Diego County
My Comm. Expires Feb 9, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Investment Placement Group, Inc.

We have audited the accompanying statement of financial condition of Investment Placement Group, Inc. as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of Investment Placement Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit..

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Placement Group, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$	584,112
Deposits with clearing organizations		250,064
Receivables:		
Clearing organizations		1,052,217
Other		20,862
Securities owned, at fair value		5,922,365
Prepaid expenses and other assets		501,759
Furniture, equipment, and leasehold improvements, net		142,350
Deferred tax recovery		495,019
Due from related party		286,079
Total Assets	$	9,254,827
Liabilities and Shareholder's Equity		
Liabilities		
Note payable - bank	$	1,246,877
Accounts payable and accrued expenses		201,407
Commissions payable		306,367
Due to clearing organization		1,534,889
Deferred liabilities		73,434
Total Liabilities		3,362,974
Shareholder's Equity		
Common stock - Series A, no par value, 146,719 shares authorized, issued and outstanding		3,832,041
Additional paid-in-capital		565,075
Retained earnings		1,494,737
Total Shareholder's Equity		5,891,853
Total Liabilities and Shareholder's Equity	$	9,254,827

The accompanying notes are an integral part of these financial statements

INVESTMENT PLACEMENT GROUP

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 1 – NATURE OF ORGANIZATION

Investment Placement Group (the "Company"), a California corporation, is a registered broker-dealer in securities under the Securities and Exchange act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities for business activities relating to the execution and clearance of trades. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. As a result, the Company is exempt from certain provisions and requirements of the SEC for business activities relating to the execution and clearance of trades.

The Company was approved in 2015 to operate pursuant to the (k)(2)(i) provision of the SEC Rule 15c3-3 on its Commission Rebate/Recapture Program business. As a result, the Company will be subject to certain provisions and requirements however, there was no activity from this business activity in 2015 and the Company held no customer deposits in relation to this activity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company earns commissions through introducing trades and markup revenue from riskless principal trades on behalf of the Company's clients. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company has adopted FASB ASC 320, Investments – Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER RECEIVABLES

The balances shown as receivable from and payable to clearing organizations and other receivables represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such and property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2015, management has determined that the Company's assets are not impaired.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – VALUATION TECHNIQUES

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

Forward Contracts

Forward contracts are traded on the OTC market. The fair value of forward contracts is valued using observable inputs, such as currency exchange rates or commodity prices, applied to notational amounts stated in the applicable contracts. Forward contracts are generally categorized in Level 2 of the fair value hierarchy.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

INVESTMENT PLACEMENT GROUP

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 3 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total
Assets				
Corporate Bonds				
Brazil:				
Consumer, non-cyclical	$ 239,250	$ --	$ --	$ 239,250
Industrials	132,813	35,105	--	167,918
Canada:				
Aerospace & defense	140,000	--	--	140,000
Columbia:				
Consumer, cyclical	161,875	--	--	161,875
France:				
Financial	199,260	--	--	199,260
Mexico:				
Basic materials	198,000	--	--	198,000
Communications	136,000		--	136,000
Consumer, cyclical	338,100		--	338,100
Consumer, non-cyclical	209,520	--	--	209,520
Diversified	588,500	--	--	588,500
Financial	382,500	--	--	382,500
Industrials	388,000	--	--	388,000
Netherlands:				
Financial	205,500	--	--	205,500
Peru:				
Consumer, non-cyclical	123,000	--	--	123,000
Russia:				
Financial	335,860	--	--	335,860
Spain:				
Financial	189,480	--	--	189,480
Switzerland:				
Financial	491,000	--	--	491,000
United Kingdom:				
Casino & gambling	175,500	--	--	175,500
Financial	227,750	--	--	227,750
United States:				
Basic materials	98,000	--	--	98,000
Communications	144,000		--	144,000
Consumer, cyclical	157,500	--	--	157,500
Technology	370,852	--	--	370,852
Utilities	187,500	--	--	187,500
Venezuela:				
Energy	67,500	--	--	67,500
Total Corporate Bonds	5,887,260	35,105	--	5,922,365
Total Assets	$5,887,260	$35,105	$ --	$5,922,365

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

As of December 31, 2015, Furniture, equipment and leasehold improvements, net consisted of the following:

		Useful Life
Furniture and fixtures	$ 480,437	7
Leasehold improvements	430,482	10
Office equipment	365,649	5
Capital leases	17,790	3
Automobile	31,600	5
Total	1,325,958	
Less: accumulated depreciation and amortization	(1,183,608)	
Furniture, equipment and leasehold improvements, net	$ 142,350	

Depreciation and amortization expense for the year ended December 31, 2015 was $33,034. This amount is net of reimbursed expenses of $33,035 from IPG Investment Advisors, LLC (the "Advisor") under a cost sharing agreement (see Note 9) making the gross depreciation and amortization $66,069 for the year.

NOTE 5 – INCOME TAXES

The current and deferred portion of the income tax expense (recovery) included in the statement of income for the year ended December 31, 2015 is as follows:

	Current	Deferred	Total
Federal provision (recovery)	$ (88,347)	$ (324,201)	$ (412,548)
State provision (recovery)	800	(57,212)	(56,412)
	$ (87,547)	$ (381,413)	$ (468,960)

NOTE 5 – INCOME TAXES (CONTINUED)

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 was:

Deferred tax assets (liabilities):		
Depreciation	$	92,424
Unrealized gains and losses		368,141
Rent amortization		29,374
Donations		5,080
Total	$	495,019

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of December 31, 2015.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2015.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

NOTES PAYABLE

The Company has a note payable with San Diego Private Bank dated December 17, 2014 for $1,358,000 of which $1,246,877 was outstanding as of December 31, 2015. The note bears interest at 4.75% per annum and calls for 59 regular payments of approximately $14,240 with a balloon payment of approximately $773,361 due in December 2019. The note is guaranteed by the Company's shareholders and collateralized by the fixed assets and tangible property of the Company. An amendment to the note was signed April 30, 2015 changing the terms of the collateralized assets from "assets" to the fixed assets and tangible property that is not consumed or sold during the normal course of business of the Company. All other terms and conditions of the note dated December 17, 2014 remain in effect and unchanged. Future payments on the note are as follows;

Year ending December 31,		
2016	$	111,453
2017		119,537
2018		125,341
2019		890,546
	$	1,246,877

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES

The Company has leases for office space in San Diego, California, Mexico and Houston, Texas that expire in June 2017, April 2017 and February 2016, respectively.

The future minimum lease payments under the Company's non-cancelable operating leases are as follows as of December 31, 2015:

Year ending December 31,		
2016	$	574,632
2017		524,237
	$	1,098,869

Rent expense for the year ended December 31, 2015 was approximately $292,000. This amount is net of reimbursements from the IPG Investment Advisors, LLC (the "Advisor") totaling approximately $292,000.

NOTE 7 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified 401(k) Plan under IRC section 401(a) which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under the Internal Revenue Code. The Company's discretionary matching contribution was approximately $24,537 for the year ended December 31, 2015.

The Company has a profit sharing plan (the "Plan") under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service and are determined by Company management. The Company made no contributions to the Plan for the year ended December 31, 2015. The Plan may be discontinued by the Company at any time.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer security transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces substantially all of its securities transactions to Pershing, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of Pershing. In accordance with the clearing agreement, the Company has agreed to indemnify Pershing for losses, if any, which Pershing may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and Pershing monitor collateral on the customers' accounts.

The Company maintains several bank accounts at financial institutions both in the United States and foreign countries. Those balances in the United States accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended December 31, 2015, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits and/or in uninsured foreign accounts. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 9 – RELATED PARTY TRANSACTIONS

In 2010 the Company entered into a Cost Sharing Agreement (the "Agreement") with IPG Investment Advisors, LLC ("the Advisor"). Per the Agreement, the Company and the Advisor will share 50% of general and administrative expenses incurred by both to conduct their business. The term of the Agreement is effective as of April 1, 2010 and continues until terminated by either party at any time by providing the other with 30 days written notice to the other party. The Company has a receivable from the Advisor of approximately $279,144 as of December 31, 2015. The total reimbursement for shared expenses in 2015 was approximately $2,400,360.

In 2010 the Company entered into a Management Agreement with Investment Placement Commodities (IPC). The agreement continues until either party terminates the agreement. Per the Agreement, the Company will receive 50% of the net income of IPC in exchange for managing the operational and day to day activities of IPC. In 2015, the Company received approximately $650,000 in management fee income. This amount is included in Other Revenue of $882,599 listed on the Statement of Income. The Company has a receivable from IPC of approximately $6,935 as of December 31, 2015 and this amount combined with the $279,144 due from the Advisor comprises the total of $286,079 listed on the Statement of Financial Condition as of December 31, 2015 as Due from related party.

NOTE 10 – RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2015, various ASUs issued by FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $3,579,828 which exceeded required net capital of $250,000 by $3,329,828. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 at December 31, 2015, which was less than the maximum ratio of 15 to 1.

NOTE 12 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $3,875 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 3,575,953
Adjustments:		
Accumulated equity	$ 4,334	
Non-allowable assets	(459)	
Total adjustments		3,875
Net capital per audited statements		$ 3,579,828

INVESTMENT PLACEMENT GROUP

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

PUBLIC